UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 2, 2019

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated April 1, 2019, regarding the Changes in Organizational Structure.

Istanbul, April 1, 2019

Announcement Regarding the Changes in Organizational Structure

Our Company has taken the decision to make the following changes in our organizational structure in accordance with our strategy of creating value for our employees and all stakeholders through our customer oriented approach and innovative technology solutions:

1-
In order to manage customers, channel management, sales strategy and operations under the Sales Function more effectively, “Consumer Sales”, “Corporate and Residential Sales” and “International Sales and Wholesale” focus areas were established. “Consumer Sales” and “Corporate and Residential Sales” focus areas will be managed on a function basis while “International Sales and Wholesale” will be managed as a directorate and all three will be reporting to CEO. In this respect, Kadri Özdal, who has been serving as acting Executive Vice President of Sales, is appointed as acting Executive Vice President of Consumer Sales effective as of April 1, 2019, and Ceyhun Özata, who has been serving as Residential and Small Medium Business Sales director, is appointed as acting Executive Vice President of Corporate and Residential Sales in addition to his existing role effective as of April 1, 2019.

2-
The local and international subsidiaries, which are being managed under the Strategy Function, will now be managed under CEO, Finance function and other related functions according to respective business lines. Strategic business development and subsidiary performance monitoring activities, which are being carried out under the Strategy Function, will be positioned under Strategy Directorate reporting directly to CEO.

3-
In order to further increase the technology focus of our digital services and solutions, Ataç Tansuğ, who has been serving as Digital Services and Solutions Technology Director, is appointed as acting Executive Vice President of Digital Services and Solutions in addition to his existing role effective as of April 1, 2019.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 2, 2019	By:	/s/ Zeynel Korhan Bilek
		Name:	Zeynel Korhan Bilek
		Title:	Treasury & Capital Markets Management Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 2, 2019	By:	/s/ Osman Yilmaz
		Name:	Osman Yilmaz
		Title:	Chief Financial Officer